


05041008

SEC SSION

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

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SEC FILE NUMBER
8-53067

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/04 (MM/DD/YY) AND ENDING 12/31/04 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Three Rivers Securities, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

32 Old Slip, 11th Floor
(No. and Street)

New York	New York	10005
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Stephanie Pucci 212-803-5060
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PricewaterhouseCoopers, LLP
(Name – *if individual, state last, first, middle name*)

300 Madison Avenue	New York, New York		10017
(Address)	(City)	(State)	(Zip Code)

PROCESSED
MAR 3 1 2005
THOMSON FINANCIAL

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

AM 3/30/2005

TLH 3/23

OATH OR AFFIRMATION

I, Stephanie Pucci, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Three Rivers Securities, LLC, as of December 31, 2004, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

CFO

Title

MADELINE GAIR
Notary Public, State of New York
No. 01GA6023311
Qualified in Queens County
Commission Expires April 19, 200_

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

****For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Three Rivers Securities LLC

Statement of Financial Condition
December 31, 2004



SEC MAIL
PROCESSING
RECEIVED
WASH. D.C.
SECTION

Three Rivers Securities LLC
Index
December 31, 2004

Three Rivers Securities LLC
Index
December 31, 2004

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers LLP
PricewaterhouseCoopers Center
300 Madison Avenue
New York NY 10017
Telephone (646) 471 3000
Facsimile (813) 286 6000

Report of Independent Auditors

To the Board of Managers and Member
of Three River Securities LLC

In our opinion, the accompanying statement of financial condition presents fairly, in all material respects, the financial position of Three River Securities LLC (the "Company") at December 31, 2004, in conformity with accounting principles generally accepted in the United States of America. The financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit. We conducted our audit of this financial statement in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

PricewaterhouseCoopers LLP

February 24, 2005

Three Rivers Securities LLC
Statement of Financial Condition
December 31, 2004

Assets		
Cash and cash equivalents	$	1,538,151
Securities purchased under agreements to resell		5,014,602,780
Deposits with clearing organizations		663,420
Receivables from clearing organizations		289,718
Fixed assets, net of $220,050 accumulated depreciation and amortization		185,194
Prepaid expenses and other assets		161,436
Total assets	$	5,017,440,699
Liabilities and member's equity		
Liabilities		
Securities sold under agreements to repurchase	$	4,774,216,921
Payable to FICC		47,433,815
Accrued expenses		1,261,282
Total liabilities		4,822,912,018
Member's equity		194,528,681
Total liabilities and member's equity	$	5,017,440,699

The accompanying notes are an integral part of this statement of financial condition.

1. Organization and Nature of Business

Three Rivers Securities LLC ("TRS" or the "Company") is a limited liability company established in the state of Delaware. The Company is registered as a securities broker and dealer pursuant to the Securities Exchange Act of 1934, as amended, and is a member of the National Association of Securities Dealers, Inc. ("NASD"). The Company was formed to create and manage for its own account, a matched-book portfolio of repurchase agreements and reverse repurchase agreements transactions, including bond borrowing and related hedging activities (the "TRS Repo Program"). In March 2004, the TRS Repo Program commenced and the Company emerged from the development stage company status.

The Company is a wholly owned subsidiary of Three Rivers Securities Funding LLC ("TRSF" or the "Parent"), which owns the Member Equity in TRS. The Company, TRSF, Capital Markets Engineering & Trading LLC ("CMET LLC") and other third parties have entered into a Program Agreement dated December 16, 2003 and as amended thereafter, (collectively, the "Program Agreement") which details the business arrangement related to the TRS Repo Program (Note 5). TRSF and CMET LLC are both wholly-owned subsidiaries of CMET Finance Holdings Inc. ("CMET Finance").

2. Summary of Significant Accounting Policies

Cash and cash equivalents
The Company considers all highly liquid investments with original maturities of three months or less from the date of purchase to be cash equivalents. Cash and cash equivalents consist of cash in banks, which is held primarily at one major U.S. financial institution.

Financial instruments
Purchases and sales of financial instruments are recorded on trade-date basis. Financial instruments are carried at market value or amounts that approximate market value.

Depreciation and amortization
Fixed assets including furniture, equipment and computer software are carried at cost and are being depreciated on a straight-line basis over their estimated useful lives of 5 to 7 years. The depreciation period starts when the assets are placed into service. The cost of maintenance and repairs are charged to expenses as incurred.

The Company has adopted Statement of Position 98-1, Accounting for the Costs of Computer Software Developed or Obtained for Internal Use. This statement requires that certain costs incurred for purchasing or developing software for internal use be capitalized as internal use software development costs.

Income taxes
The Company is not subject to U.S. federal, state or local income taxes. Such taxes are the responsibility of the member. However, certain aspects of the Company are subject to New York City unincorporated business tax.

Use of estimates
The preparation of this financial statement in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements. Actual results could differ from those estimates.

3. Securities Purchased and Sold Under Agreements to Resell and Repurchase

Securities purchased and sold under agreements to resell and repurchase are accounted for as collateralized financing transactions and are carried at contract value plus accrued interest. It is the policy of the company to obtain possession of the collateral with market values equal to or in excess of the principal amount loaned under resale agreements. Collateral is valued daily, and the Company may require counterparties to deposit additional collateral when appropriate.

Reverse repurchase agreements and repurchase agreements are reported net by counterparty when permitted under FASB Interpretation No. 41, "Offsetting of Amounts Related to Certain Repurchase and Reverse Repurchase Agreements" ("FIN 41"). At December 31, 2004, the Company's assets and liabilities were netted by approximately $16,630,000,000 as a result of the application of FIN 41.

As of December 31, 2004, the company has accepted securities with market values of approximately $21,465,330,000 under resale agreements and pledged securities with market values of approximately $21,632,210,000, under repurchase agreements, prior to the application of FIN 41.

As of December 31, 2004, the Company has the right to sell or repledge substantively all of the securities it has received under resale agreements. Of this amount substantively all were repledged as of December 31, 2004. These repledged securities have been used in the normal course of business.

The Company's conterparties to its repurchase agreements have the right by contract or custom to sell or repledge the Company's pledged securities. As of December 31, 2004, the Company has pledged approximately $42,252,000 of its securities related to the Company's repurchase agreements to the Fixed Income Clearing Corporation ("FICC") (Note 7).

As part of the Company's matched-booked trading activites the Company enters into futures transactions to manage their interest rate risk. Balances related to such transactions are included in receivables from clearing organizations.

4. Related Parties

Program Agreement

In accordance with the Program Agreement, the Company is required to make quarterly distributions to TRSF based upon (i) a return on certain obligations of TRSF (ii) certain expenses of TRSF and (iii) the Program Cash Flow, as defined in the Program Agreement, of the Company. During the year ended December 31, 2004, the Company made distributions in the amount of $7,490,409 to TRSF.

The Company is required to pay CMET LLC, the program administrator, an administrative fee which is accrued at a per annum rate equal to 1.1539% prior to and 1.875% after June 16, 2004, on the daily average of the aggregate outstanding principal amount of TRSF's junior and senior debt related to the TRS Repo Program. As of December 31, 2004, approximately $255,000 of program administrative fees are included in accrued expenses on the accompanying statement of financial condition.

Data Processing

Certain data processing services are provided by Matrix Applications LLC ("Matrix"), an entity that is a wholly-owned subsidiary of a shareholder of CMET Finance. As of December 31, 2004, approximately $80,000 of data processing services provided by Matrix are included in accrued expenses in the accompanying statement of financial condition.

Due to these relationships, it is possible that the terms of these transactions may not be the same as those that would result from transactions among unrelated parties. The accompanying statement of financial condition has been prepared from the separate records maintained by TRS, but may not necessarily be indicative of the conditions that would have existed, or the results of operations, if TRS had been operated as an unaffiliated entity.

5. Commitments and Contingent Liabilities

Forward Contracts on Resale and Repurchase Agreements

As of December 31, 2004, the Company has entered into forward starting repurchase agreements of $2,149,500,000 and forward reverse repurchase agreements of $3,949,500,000 in U.S. Treasury bills with effective start dates subsequent to December 31, 2004.

Software License and Technology Commitments

The Company has entered into an agreement with a third party software vendor (the "Software Provider") to provide certain software and related maintenance services to operate the TRS Repo Program. The initial term of the agreement commenced in January 2004 and provides for TRS to pay a total lease fee of $1,800,000 payable in 36 monthly payments of $50,000. In accordance with the agreement, TRS prepaid $150,000 to the Software Provider representing the last three monthly payments of the initial term and such amount is included in prepaid expenses and other assets on the accompanying statement of financial condition.

Services Agreement

The Company entered into an agreement with a third party program servicer (the "Program Servicer Agreement") to provide various accounting, investment, compliance, and operating functions. The Program Servicer Agreement calls for a fee of one basis point (.01%) per annum on the Daily Average Balance, as defined in the Program Servicer Agreement.

The annual total minimum payment will be $960,000 for the initial contract year, commencing in January 2004, and $1,200,000 for subsequent contract years. Subject to the early termination of the Program Servicer Agreement in accordance with the provisions thereof, the initial term of the Program Servicer Agreement is seven years with additional renewal terms of four years. At least two years and six months before the end of the initial term or any renewal term, either the Company or the program servicer may elect to terminate the term of the agreement at the end of such initial or renewal term.

Operating Leases

The Company has entered into non-cancelable operating leases for its office space and certain securities market data and related equipment. Future minimum payments under these operating leases are as follows:

2005	$ 57,476
2006	42,672
2007	42,672
2008	42,672
2009	42,672
Thereafter	28,448
	$ 256,612

General

In the normal course of business, the Company enters into contracts that contain a variety of representations and warranties and which provide general indemnifications. The Company's potential exposure under these arrangements is unknown, as this would involve future claims that may be made against the Company that have not yet occurred. However, the Company expects the risk of loss to be remote.

6. Fixed Assets

As of December 31, 2004 fixed assets consist of the following:

Furniture and equipment	$ 260,534
Computer software	144,710
	405,244
Less: accumulated depreciation and amortization	(220,050)
	$ 185,194

7. Clearing arrangement with FICC and concentration of credit risk

The Company is a netting member of the Government Securities Division of the Fixed Income Clearing Corporation ("FICC"), an industry clearing house for resale and repurchase transactions. On the evening of every trade cleared through FICC, FICC interposes itself between the Company and the original counterparty to the transaction, thereby becoming the Company's counterparty. Accordingly, to the extent a counterparty does not fulfill its obligations any credit risk the Company has related to such transactions is with FICC. To date, the Company has cleared all of its transactions through FICC on a fully disclosed basis.

8. Fair Value of Financial Instruments

All financial instruments are stated at fair value or amounts that approximate fair value due to their short term nature.

9. Regulatory Requirements

The Company is subject to the SEC Uniform Net Capital Rule ("Rule 15c3-1"), which requires the maintenance of minimum net capital. Under Rule 15c3-1, the Company is required to maintain minimum net capital equal to the greater of $250,000 or 6-2/3% of aggregate indebtedness. At December 31, 2004, the Company reported net capital of $194,029,209, which is $193,779,209 above its required net capital of $250,000.

The Company is subject to Rule 15c3-3 under the Securities Exchange Act of 1934. During the year ended December 31, 2004, the Company was not required to and did not hold any customer money or securities.

10. Subsequent events

In February 2005, the Company modified certain aspects of the business arrangement related to the TRS Repo Program and entered into a Second Amended and Restated Program Agreement ("Amended Program Agreement"). In accordance with the Amended Program Agreement, effective January 1, 2005, certain fees and expenses charged to the Company by affiliates and third parties were reduced.

On February 4, 2005, in accordance with the Program Agreement, the Company distributed $2,861,264 to TRSF.